QuickLinks -- Click here to rapidly navigate through this document

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

July 2, 2004

Buhrmann NV
(Translation of Registrant's Name Into English)

Hoogoorddreef 62
1101 BE Amsterdam ZO
The Netherlands
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐        No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

        Enclosure: Press Release dated July 2, 2004

Buhrmann NV
For more information,
please contact:
 Buhrmann Corporate Communications
Ewold de Bruijne
Telephone +31 (0)20 651 10 34
corpcomm@buhrmann.com

Analysts/investors can contact:
 Buhrmann Investor Relations
Carl Hoyer
Telephone +31 (0)20 651 10 42
carl.hoyer@buhrmann.com

PRESS RELEASE

Date    2 July 2004
Number    012

BUHRMANN SUCCESSFULLY RESTRUCTURES ITS DEBT PORTFOLIO

        Buhrmann—one of the world's largest business-to-business suppliers of office products, computer supplies and business services—has successfully issued 10-year Senior Subordinated Notes due in 2014 of USD 150 million principal amount (the "New Notes"). It also has increased borrowings under its existing long term Senior Credit Facility by USD 125 million, while improving its credit margin. The proceeds hereof and cash on hand have provided Buhrmann with the necessary funds to consummate the tender offer for the outstanding 12 1/4% Senior Subordinated Notes (the "2009 Notes") which was commenced on 3 June 2004. As Buhrmann has used cash from operations for paying down debt as part of this refinancing, the company has effectively further reduced its gross debt position.

        Floris Waller, Chief Financial Officer and member of the Executive Board of Buhrmann, commented: "We are pleased with the successful placement of new senior subordinated notes and the extension and favourable adjustments to our existing credit facility. Another important fact is that our healthy cash position allowed us to use cash to pay down debt. This enabled us to effect our tender offer for the 2009 Notes and to further lower our financing costs going forward. Furthermore, the extension of the maturity of our debt profile entails a further optimisation of our capital structure going forward."

Successful offering of New Notes

        Through its subsidiary Buhrmann US Inc., Buhrmann has successfully placed New Notes with a coupon of 8 1/4%. The aggregate principal amount of the New Notes, which are due in 2014, totals USD 150 million. The New Notes have been issued a at a price of 99.164% of the par value to institutional investors in the United States and in Europe through a private placement pursuant to Rule 144A and Regulation S of the US Securities Act.

Extended Credit Facility with lower interest rate

        In addition, Buhrmann has increased and repriced its Senior Credit Facility. The existing term loans B have been replaced by term loans C, while an additional USD 125 million was raised under this facility. The interest coupon throughout the pricing matrix for the term loans C (now totalling USD 503 million and EUR 50 million) has been set 25 basis points lower than was previously the case for term loans B.

2

Successful tender of 2009 Notes

        Buhrmann has announced that it, through its subsidiary Buhrmann US Inc., has effected the tender offer for its 2009 Notes. The tender offer expired at 12:00 midnight, New York time on Wednesday 30 June 2004. Bondholders representing approximately 87% of these 2009 Notes (USD 304 million) have tendered their Notes in the offer and have given their consent to the offer. Approximately USD 46 million of the 2009 Notes have not been tendered. Buhrmann may call these 2009 Notes as from 1 November 2004 or purchase, redeem or defease the 2009 Notes after 1 July 2004.

All deals settled on 1 July 2004

        The premium paid for the early redemption of the tendered 2009 Notes (87%) amounts to USD 29 million (exceptional cash interest charge). Previously capitalised financing fees related to the 2009 Notes are to be written off, which will lead to an exceptional (non-cash) interest charge of EUR 5 million in 2004. In addition, project expenses are incurred of which expenses related to the newly financing will be capitalized. The settlement of these elements in this refinancing took place on 1 July 2004.

Note to editors

For more information, please contact:	Analysts/Investors can contact:
Buhrmann Corporate Communications Ewold de Bruijne telephone +31 (0)20 651 10 34 e-mail: corpcomm@buhrmann.com	Buhrmann Investor Relations Carl Hoyer telephone +31 (0)20 651 10 42 e-mail: carl.hoyer@buhrmann.com

Forward-Looking Statements

        Information in this release may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based upon information available to Buhrmann, as of the date of the release, and we assume no obligation to update any such forward-looking statements. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Please refer to Buhrmann's Annual Report on Form 20-F for the year ended December 31, 2003 as well as our other reports filed with or submitted from time to time to the U.S. Securities and Exchange Commission for a further discussion of the factors and risks associated with our business.

Profile of Buhrmann

        As an international business services and distribution group, Buhrmann is one of the world's major supplier of office products for the business market and a leading distributor of graphic equipment in Europe. With its Office Products Divisions operating under the name of Corporate Express, Buhrmann is one of the market leaders in the business market for office products and computer supplies in North America, Europe and Australia. By combining modern Internet technology with intelligent logistic processes Buhrmann is able to distribute a wide range of products for the office and graphic markets in a highly efficient way. Sales via the internet account form a rapidly growing proportion of total sales. The group has its head office in Amsterdam and its continued operations generate annual sales of around EUR 6 billion with about 18,000 employees in 18 countries.

3

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV
	By:	/s/ F.H.J. KOFFRIE Member Executive Board
	By:	/s/ H. VAN DER KOOIJ Company Secretary
Date: July 2, 2004

QuickLinks

SIGNATURE